

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Joseph Hernandez
Chief Executive Officer
Blue Water Acquisition Corp. IV
15 E. Putnam Avenue
Suite 363
Greenwich, CT 06830

> **Re: Blue Water Acquisition Corp. IV**
> **Registration Statement on Form S-1**
> **Filed December 5, 2025**
> **File No. 333-291959**

Dear Joseph Hernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction